Exhibit 14

Cascade Corporation

Code of Ethics & Business Responsibilities for Directors, Officers and Employees

Letter from the CEO

Dear Fellow Employees

Since its inception Cascade Corporation has been committed to conducting business in accordance with the highest ethical and legal standards.  All of us can take pride in our Company and each of us bears a personal responsibility to insure these standards are continually upheld and unethical business practices are not tolerated under any circumstances or for any reason.  Failing to do so puts Cascade’s name, reputation, integrity and business at risk.  While Cascade strives to achieve market leadership and business success, Cascade cannot and will not tolerate the use of unethical business practices to achieve these objectives.

I am pleased to provide you this Code of Ethics and Business Responsibilities to help us all better understand our commitment.  This Code applies to all of us:  officers, Directors and employees of Cascade.  It also applies to consultants, agents and other Cascade representatives.  The Code provides employees and Directors, as well as Cascade’s suppliers, contractors and other business partners, with guidance and perspective in understanding Cascade’s emphasis on business ethics.

No code of conduct can spell out the appropriate moral conduct and ethical behavior for every situation we face. In the final analysis, you must apply your own good business judgment – and you should not hesitate to seek guidance from others within Cascade or external resources available to you as outlined in the Code.  Employees seeking ethical guidance will be protected from retaliation.  This protects employees from harm for reporting concerns where they have done nothing wrong.

Please take the time to become familiar with Cascade’s Code and be sure to let any management team member know if you have questions or comments or need clarification as to any of the issues discussed.  Where Cascade has adopted specific policies on matters also covered by the Code, those policies supplement the Code and remain in effect.

As President and CEO, I am personally committed to abiding by and carrying out this Code.  The Board of Directors is equally committed.  We ask that you share that commitment.  We are confident that with guidance from this Code and sound judgment on the part of all of us, Cascade will continue to enjoy an excellent business reputation.

Sincerely,

Robert C. Warren

President and Chief Executive Officer

Table of Contents

INTRODUCTION
ETHICAL DECISION MAKING
POINTS OF CONTACT FOR QUESTIONS, CONCERNS OR POSSIBLE VIOLATIONS
REPORTING VIOLATIONS
VIOLATIONS OF THE CODE
WAIVERS
RESPONSIBILITIES TO SHAREHOLDERS
FINANCIAL INTEGRITY
INSIDER TRADING
EMPLOYEE CONDUCT
E-MAIL AND INTERNET
ANTITRUST ACTIVITIES
CONFLICTS OF INTEREST
RESPONSIBILITIES TO CASCADE BUSINESS OPPORTUNITIES
COMPANY RESOURCES
CONFIDENTIAL INFORMATION AND INTELLECTUAL PROPERTY
RESPONSIBILITIES TO EACH OTHER
RESPECT FOR EMPLOYEES
HEALTH & SAFETY
ALCOHOL & DRUGS
PRIVACY OF INFORMATION
RESPONSIBILITIES FOR PRODUCT QUALITY
SALES, MARKETING & ADVERTISING
INTERNATIONAL OPERATIONS
TRADE CONTROLS (IMPORT AND EXPORT)
BOYCOTTS
THE FOREIGN CORRUPT PRACTICES ACT (“FCPA”)
RESPONSIBILITIES TO BUSINESS PARTNERS, CONTRACTORS & SUPPLIERS
GIFTS & ENTERTAINMENT
RESPONSIBILITIES TO OUR COMMUNITIES: ENVIRONMENTAL PROTECTION
NEWS MEDIA INQUIRIES
GOVERNMENT INQUIRIES
PUBLIC ACTIVITIES
CODE OF ETHICS CONTACTS

Cascade Corporation

Code of Ethics & Business Responsibilities For Directors, Officers and Employees

March 1, 2004

INTRODUCTION

Cascade Corporation has adopted this Code of Ethics & Business Responsibilities (the “Code”) to give employees, officers and Directors guidance in their efforts to meet and protect high standards of conduct during the course of business and other activities.

This Code will be available in many languages on the Cascade intranet and internet.  Updates to the Code will be made to the electronic version.  You should always check the electronic version for the latest updates.  Manual copies of the Code will be available at each location’s Human Resources Department.

This Code is intended to provide general guidance to all Cascade employees and representatives.  Where there are differences between this Code and any local policy, regulation, Cascade employee handbook provision, or posted Cascade policy the requirement containing the higher standard of ethical conduct shall apply.

Cascade reserves the right to update or otherwise change this Code of Ethics and Business Responsibilities at any time by action of its Board of Directors.

ETHICAL DECISION MAKING

Cascade recognizes that all employees encounter ethical challenges in their work.  This Code is intended to help you to both recognize and resolve those challenges.

When faced with a business decision that seems to have ethical overtones, here are several questions you should ask yourself to determine if your actions are proper:

1.               Am I adhering to the spirit and overall values, as well as the letter, of any applicable law or Cascade policy?

2.               Would I want my actions reported on the front page of a newspaper?

3.               What would my family, friends or neighbors think of my actions?

4.               What would I tell my child to do?

5.               Would I be comfortable testifying about my decision under oath?

6.               Will there be any direct or indirect negative consequences for Cascade?

7.               Would I be comfortable describing my decision at an all-employee meeting?

If you remain uncertain about what to do, stop and ask for help.  Speak with your supervisor or, if you prefer, communicate with any of the other points of contact listed in this Code.

POINTS OF CONTACT FOR QUESTIONS, CONCERNS OR POSSIBLE VIOLATIONS

Your supervisor is normally the first person you should contact if you have questions about anything in this Code or if you have any issue related to the Code or possible violations. If you feel more comfortable discussing the matter with someone other than your supervisor, you may utilize the following points of contact:

•                  Your location’s Human Resource Department

•                  Your location’s General Manager

•                  Cascade’s Officers

•                  Cascade’s Corporate Legal Counsel

Cascade promotes an open-access or open-door policy and encourages employees to contact any Cascade officer or member of senior management with potential concerns.

If you are not comfortable with any of the above points of contact, the Cascade Corporation Compliance Website is available to you.  The Website is a simple, risk-free way for you to anonymously report activities that may involve unethical or criminal conduct.  In addition, a Compliance Hotline is also available for employees without internet access.  A report received on the Website or Telephone Hotline is totally confidential and administered by third parties independent of the Company’s officers and employees.

Contact information for the above resources is located in the “Company Code of Ethics Contacts” section at the back of this Code.

REPORTING VIOLATIONS

As previously noted, Cascade employees have many options for seeking compliance advice or fulfilling their obligation to report possible misconduct.  Employees can contact their supervisor, Human Resources Department, General Manager, a Cascade officer, Cascade’s Corporate Legal Counsel or the Compliance Website/Hotline.  Compliance advice will be provided as promptly as practical following a request.  Reports of possible misconduct will be investigated and appropriate action taken as warranted.

Anyone who seeks advice, raises a concern, or reports misconduct is following the requirements of this Code.  Employees seeking ethical guidance or reporting ethical concerns or violations of the Code will be protected from retaliation.  The use of the Compliance Website or Hotline allows you to report suspected violations related to Cascade’s Code on a totally anonymous basis.

VIOLATIONS OF THE CODE

Persons found to have violated this Code will be subject to disciplinary action, up to and including termination of employment.  Where conduct involves possible violations of law, those involved may also be referred to appropriate authorities for potential criminal prosecution.

In addition, retaliation against anyone who makes a good faith report of misconduct will not be tolerated. Cascade will take appropriate disciplinary action, including termination of employment and referral for potential criminal prosecution, against individuals engaging in any retaliatory conduct. If you suspect that you or someone you know has been retaliated against for reporting possible misconduct, you should contact your supervisor, Human Resources Department, General Manager, a Cascade Corporation Officer, Cascade’s Corporate Legal Counsel or the Compliance Webiste/Hotline immediately.

WAIVERS

Only Cascade’s Board of Directors may waive of any provision of Cascade’s Code for officers or Directors.  Any waivers will be promptly disclosed as required by law or by the Securities and Exchange Commission or the New York Stock Exchange.  No waiver shall be effective unless recorded in the minutes of the Board of Directors or, in the case of employees or business partners other than officers and Directors, put in writing and signed by the Chief Executive Officer or Chief Financial Officer.

RESPONSIBILITIES TO SHAREHOLDERS

Cascade is committed to advancing the long-term interests of its shareholders and to protecting and improving the value of their investment by applying the highest standards of ethical and legal conduct to all business dealings.  Cascade conducts its operations in accordance with accepted principles of good corporate governance.

FINANCIAL INTEGRITY

Cascade adheres to the highest standards of honesty.  It is essential that the internal and external reports and documents we create, make public, or provide to the government, constitute full, fair, accurate, timely and understandable disclosures.  In addition, accurate recording and reporting of financial information is necessary in order to make responsible business decisions. All financial books, records and accounts must accurately reflect transactions and events and conform to generally accepted accounting principles and to Cascade’s system of internal controls.  If you are unsure about how to represent information or transactions in a Cascade report or document, contact one of the listed points of contact for guidance.

Part of our commitment to honesty is the assurance that all of Cascade’s financial transactions are lawful and are made for the purposes stated and as authorized by Cascade.  Examples of unethical financial or accounting practices include:

•                  Making false entries that intentionally hide or disguise the true nature of any transaction.

•                  Improperly accelerating or deferring the recording of revenues or expenses to achieve financial results or goals.

•                  Maintaining any undisclosed or unrecorded funds or “off the book” assets.

•                  Establishing or maintaining improper, misleading, incomplete or fraudulent account documentation or financial reporting.

•                  Processing a sale or shipping product prior to receipt of a valid, customer supplied purchase order or other documentation.

•                  Making any payment for purposes other than those described in documents supporting the payment.

•                  Signing any documents believed to be inaccurate or untruthful.

The above items only represent a partial list of potentially unethical financial or accounting practices.  If you have a concern about a particular transaction or practice contact one of the listed points of contact for guidance.

Any questions or concerns regarding Cascade’s financial accounting, record keeping or auditing policies can be addressed to the Chief Financial Officer or Vice President – Finance.  Questions or concerns can also be submitted on a confidential basis through Cascade’s Compliance Website/Hotline.

INSIDER TRADING

It is illegal to buy or sell securities (either personally or on behalf of others) on the basis of material, nonpublic information.  It is also illegal to communicate (i.e., to “tip”) material, nonpublic information to others so that they may buy or sell securities on the basis of that information.  If you know material, nonpublic information about Cascade or any other company, including contractors, suppliers or business partners, you are prohibited from trading (directly or indirectly) or tipping others to trade in the securities of that company.

Material, nonpublic information is factual information that a reasonable investor would want to know before making an investment decision. Examples of material, nonpublic information include:

•                  Quarterly or annual financial results

•                  Financial forecasts

•                  Significant financial or business developments

•                  Possible mergers, acquisitions, joint ventures or divestitures

•                  Significant product developments

These prohibitions continue for as long as the information you know remains material and nonpublic. They apply as well to shares you may hold in 401(k) Plan accounts.  If you have questions or need guidance regarding any specific transactions, contact Cascade’s Corporate Legal Counsel in advance of the transaction.

Cascade imposes a periodic blackout period during which officers, managers and Directors cannot purchase or sell Cascade shares to assure compliance with U.S. securities laws.  Cascade’s officers and Board members may only purchase or sell shares during the 30 day period after the third working day following the quarterly earnings release.  All other managers may buy or sell shares up to 60 days after the third working day following the earnings release, but not beyond the following quarterly close.

EMPLOYEE CONDUCT

The strength and character of the relationship with our employees is of paramount importance.  Cascade strives to treat every employee ethically, to provide a safe working environment and to compensate employees fairly for their contributions.  In return, Cascade expects every employee to contribute their best efforts and to focus their full energy and attention to their individual job responsibilities.

E-MAIL AND INTERNET

Cascade’s e-mail systems and internet connection are primarily intended to be used for Cascade business purposes only.  Employees should not abuse Cascade’s e-mail systems or internet connection for personal purposes.

E-mail systems are not entirely secure and may be susceptible to interception.  Unlike a spoken conversation, e-mail creates a permanent record.  Any e-mail you send may be printed by the recipient or forwarded by the recipient to others, and will probably be retained on company computers for a substantial period of time.  Exercise the same care, caution and etiquette in sending an e-mail message as you would in any other written business communication.

Employees must exercise common sense and good judgment about what is appropriate vs. inappropriate e-mail message content.  Make sure your Cascade e-mail is professional and appropriate to the circumstances.  All forms of electronic communication should reflect favorably upon not only the individual employee, but upon Cascade as a whole.

Cascade will not tolerate abusive, obscene, offensive or profane e-mail or the use of internet access to download any data that is unprofessional, inflammatory, or inappropriate for business use.  Keep in mind that what you personally may consider inoffensive may in fact be quite offensive to someone else.

E-mail and internet records are subject to disclosure to law enforcement and government officials, or other third parties through subpoena or other legal processes.  Consequently, you should take care to always ensure the business information included in e-mail and internet messages complies with this Code.

All e-mail and internet records or communications that originate from, or reside on, Cascade’s electronic communications systems are considered company records.  Cascade may, in certain circumstances, have a need to examine and, therefore, reserves the right to read, view and copy any e-mail communications and monitor internet activity.

Cascade internal computer sign-ons and passwords may not be shared with any third party.

These guidelines apply to all Cascade employees, contract employees, persons doing business with Cascade in a consultant capacity, officers of the corporation and Directors in their electronic communications and electronic business dealings.

ANTITRUST ACTIVITIES

The free enterprise system rests on the proposition that free and open competition is the best way to ensure an adequate supply of goods and services at reasonable prices.  The antitrust laws of the United States of America (U.S.) as well as those of the European Union (E.U.) and other areas in which Cascade does business are intended to protect and promote vigorous and fair competition.

No matter what position you hold, you must adhere strictly to U.S. and E.U. antitrust laws and to all laws governing competition in any country in which Cascade does business.  Violation of antitrust laws can result in severe civil and criminal penalties, including imprisonment for individuals, and Cascade can be subjected to substantial fines and damage awards.

The following agreements, arrangements or understandings with competitors, whether oral or in writing, must not occur:

•                  Agreements to fix prices or boycott specified suppliers or customers

•                  Agreements to allocate products, territories or markets

•                  Agreements to exchange competitively sensitive information, especially prices

•                  Agreements that limit the production or sale of products

•                  Tying arrangements, reciprocal dealing, unfair trade practices and other matters which have competitive significance

Contacts with competitors are sensitive and risky, since courts can infer an agreement or collusion from such contacts when they are followed by common action or behavior.  In contacts with competitors, you must not discuss:

•                  Prices

•                  Trade allowances or rebates

•                  Costs

•                  Competition

•                  Marketing plans or studies

•                  Production plans and capabilities

•                  Any other confidential information

In the U.S., E.U. countries and many other jurisdictions, conspiracies between competitors to fix prices or otherwise violate antitrust laws can give rise to large damage awards against companies and possible criminal charges against individuals.  To play it safe, do not discuss pricing practices with a competitor.  If a competitor tries to bring up pricing or other competitive practices, change the subject or excuse yourself from the conversation.  If you have any questions about communications with a competitor, get in touch with the Chief Executive Officer, Chief Financial Officer, Vice President – Finance, or the Corporate Legal Counsel.

In addition, you should not imply that Cascade’s sales or purchases would be based on anything other than quality, technical excellence, price, delivery, adherence to schedules, product or service suitability, maintenance of adequate sources of supply or similar considerations.

Cascade’s customers are free to establish their own resale prices for Cascade products. While you may suggest or recommend resale prices, you must not take coercive action to require customers to comply with such suggestions or recommendations.

You should obtain advice from appropriate points of contact concerning any conduct or practice that you suspect could possibly involve antitrust laws.

CONFLICTS OF INTEREST

Integrity in a business relationship means that all participants are working together for the common good and are not making decisions based on self-interest.  You have a responsibility to conduct your personal and business affairs so as to avoid situations and relationships that involve actual or potential conflicts of interest, or even the appearance of a conflict of interest.

If you act, or appear to be acting in your own self-interest, or in the interest of a Cascade competitor, you lose the trust of customers, consumers and business partners, and Cascade’s reputation is damaged.

Generally, a conflict of interest arises whenever an employee’s personal or financial interests differ or could potentially differ from his or her responsibilities to Cascade or from Cascade’s best interests.  In some cases, the activities of a spouse, domestic partner or an immediate family member can also create a conflict of interest.  Put another way, a conflict of interest is created whenever an activity, association or relationship might impair your independent exercise of judgment in Cascade’s best interest.

Conflicts of interest are not permitted.  Examples of situations that could be perceived as conflicts of interest and which therefore must be avoided include:

•                  Conducting Cascade business with a firm owned, partially owned or controlled by an employee or an employee’s relatives.

•                  Owning a financial interest in Cascade’s vendors, customers or competitors (ownership of less than 1% of the stock of a publicly traded company that competes or does business with Cascade is permissible).

•                  Performing work, with or without compensation, for a competitor, governmental or regulatory entity, customer or supplier of Cascade, or doing any work for a third party that may adversely affect your performance or judgment on the job or diminish your ability to devote the necessary time and attention to your duties.

•                  Using Cascade property, materials, supplies, funds or other resources for personal purposes.

These situations, and others like them, where loyalties to Cascade could be compromised, must be avoided. Similarly, Cascade cannot make loans to, or guarantee loans to, any officer, Director or employee. If you believe you or others are involved in a potential conflict of interest, you must discuss it with one of the points of contact noted in this Code.

RESPONSIBILITIES TO CASCADE BUSINESS OPPORTUNITIES

You are responsible for advancing Cascade’s business interests when the opportunity to do so arises. You must not:

•                  Use corporate property, information or your position at Cascade for personal gain.

•                  Turn to your own advantage or divert to others any business opportunity or idea in which Cascade is or might potentially be interested, or that is discovered through the use of your Cascade position or Cascade property or information.

•                  Compete with Cascade in any way.

COMPANY RESOURCES

Protect Cascade’s assets as you would your own.  Effective use of corporate resources is critical to Cascade’s financial well being.  These resources include company travel expenses, computers, telephones, internet access, reproduction equipment and facsimile systems.

Cascade maintains these resources and technologies for legitimate business activities and to support a positive, professional business climate.  You are personally responsible for corporate assets placed in your control and are expected to use such resources and technology responsibly and professionally at all times.

•                  Exercise good business judgment with respect to expenses while traveling.

•                  Use of Cascade-provided technologies and property for calls, emails or other communications of a personal nature should be on an infrequent basis.

•                  You must not use Cascade assets to display, transmit or store inappropriate materials at any time.

•                  You are responsible for protecting these resources from damage, destruction, viruses, alteration, theft, fraudulent manipulation and unauthorized access, disclosure or use.

CONFIDENTIAL INFORMATION AND INTELLECTUAL PROPERTY

Cascade’s success depends upon protecting Cascade’s confidential information and intellectual property.  Confidential information and intellectual property include any information that gives Cascade a competitive edge in the marketplace or that could harm Cascade’s business or personnel if disclosed publicly, such as inventions, research and technical data, formulas, discoveries, designs, improvements, ideas, manufacturing directives, computer programs, trademarks, patents, copyrights, unpublished financial or pricing information, other confidential information and all related documentation.

Confidential information also includes customer, sales, marketing and other corporate databases, marketing plans, employee personnel records and business proposals and strategies.  You should consider all information gained through your work at Cascade as confidential Cascade information.

If you have access to Cascade confidential information or intellectual property, you are obligated to protect and maintain it and act responsibly with the sensitive information of competitors, customers, suppliers, contractors and other business partners, as well as former employers and competitors.

Cascade employees, suppliers and contractors may be required to sign agreements regarding the use of Cascade confidential information and intellectual property. Upon leaving Cascade, you are prohibited from copying or retaining any documents or other materials that contain confidential information.  Former employees are still bound to maintain the confidentiality of information learned during their employment at Cascade.  Products, improvements and ideas for products or improvements developed during your Cascade employment are the property of Cascade.

RESPONSIBILITIES TO EACH OTHER

We each have a responsibility to one another to report any actions or activity that could be viewed as illegal or unethical or which could violate any provision of this Code.  Even if you are not directly involved, you are responsible for reporting any conduct which might be a violation of the Code.

RESPECT FOR EMPLOYEES

Cascade is committed to upholding the legal workplace rights of our employees at all times.  Cascade respects the individual dignity of each of its employees, and believes that every employee should be free from disruptive, offensive or abusive behavior while at work.  Every employee should conduct himself or herself with this belief in mind.  Cascade handbooks describe specific equal opportunity and non-harassment policies at many locations.  You should consult your manager, the Senior Vice President – Human Resources, or any other contact point if you have questions concerning Cascade’s policy or are aware of disrespectful conduct at work by fellow employees or third parties at any location.

HEALTH & SAFETY

Cascade is committed to providing a safe and healthy work environment.  Each of us must be attentive to hazard prevention and the avoidance of accidents and injuries.  You are responsible for observing the safety and health rules and practices that apply to your job.  You are also responsible for taking precautions necessary to protect yourself and your co-workers, including wearing appropriate clothing and protective equipment and immediately reporting accidents, injuries and unsafe practices or conditions to your location’s Safety Manager, Plant Manager or other appropriate management personnel.

ALCOHOL & DRUGS

Cascade has a responsibility to provide a safe work environment.  Cascade reinforces its commitment by prohibiting employees from using, possessing, distributing or being under the influence of illegal drugs or alcohol while working for Cascade during business hours.  In addition, alcohol is not permitted on Cascade premises.  Cascade is obligated to deal with drug and alcohol problems in compliance with all applicable laws on this subject.  Make sure you are familiar with the specific Cascade drug and alcohol policy in effect at your work location.

PRIVACY OF INFORMATION

Cascade’s intent is to create an environment of confidence and trust.  It is Cascade’s policy to acquire and retain only accurate, factual, job-related employee information required for the effective operation of Cascade’s business or required by law in the jurisdictions in which Cascade operates.  Cascade intends to keep employee information confidential and release it only to authorized personnel with a clear need for such information or if compelled by law.

Customer and consumer information enables Cascade to better understand and meet customer and consumer needs.  Cascade informs customers and consumers about the use and handling of the information they provide, including informing customers and consumers about the information collected, how such information is used and the choices they have concerning further uses of the information.

RESPONSIBILITIES FOR PRODUCT QUALITY

Cascade’s success depends upon consumer trust and satisfaction.  Cascade’s commitment to quality, value and safety is essential to its continued growth and success. Cascade is committed to provide products that offer value to consumers and to maintain consumer trust in its products based on product quality, performance and safety.  Cascade is committed to the following principles related to product safety:

•                  Products will be safe when used as intended.

•                  Safety testing will conform to industry and regulatory standards and promote and help assure safe products.

•                  Products will comply with all legislative and regulatory requirements with respect to product development and labeling.

SALES, MARKETING & ADVERTISING

Cascade’s success in the marketplace is based on the value that its products provide to consumers, as well as the truthfulness and accuracy of product and sales presentations and advertising.  Cascade will not use false or deceptive advertising to promote its products, and will not give untrue assurances about product performance.

Advertising, packaging, promotional materials, and any verbal or written claims and descriptions of Cascade products must be accurate and factual.  Claims that favorably compare Cascade products with those of competitors must be factual and based upon prior adequate substantiation.  Deliberately misleading messages, omissions of important facts or false claims about competitors’ products are not acceptable.

INTERNATIONAL OPERATIONS

As a global company, Cascade must know and comply with the letter and spirit of the laws of all countries where we do business and that affect our international operations.  We must also be sensitive to the cultures and customs of the countries where we operate.

Most governments have laws and regulations that restrict trade and business transactions.  This is particularly true for trade in goods and services that cross borders.  You should be aware of situations that may be regulated by relevant governments and comply with those laws and regulations.  Contact Cascade’s Chief Financial Officer, Vice President – Finance, or Corporate Legal Counsel if you have any questions.

TRADE CONTROLS (IMPORT AND EXPORT)

All governments regulate trade through restrictions on exports (e.g., license requirements) and imports (e.g., payments of duties) of goods, technology, and services.  Some are more restrictive than others.  For example, the U.S. government has significant restrictions on trade in military and related goods, technology, and services, and trade with certain countries (Special Trade Controls).  Under these regulations exports include transfers to citizens of countries other than the U.S. even if they occur entirely within the U.S. or between countries outside of the U.S. if the export contains certain goods or technology that originated in the U.S.

Cascade will fully comply with all applicable laws and regulations governing exports and imports of goods and services including Special Trade Controls.  Each Cascade location should evaluate its customers and suppliers to ensure that they are not included in any government lists of parties restricted from trade.  For advice about any issues covered in this section, contact Cascade’s the Chief Financial Officer, Vice President – Finance, or Corporate Legal Counsel.

You should immediately report any investigation or inquiry by any government organization regarding alleged trade control violations or irregularities to the Chief Financial Officer or Vice President – Finance prior to taking any action.

BOYCOTTS

To boycott a country is to refrain from buying from or dealing with that country as a means of protest.  U.S. government regulations prohibit all company operations, including those outside of the U.S., from participating in trade and related boycotts of specified countries’ goods and services.  Participation by any Cascade location in a specified boycott is a violation of law and would subject us to fines and other penalties.

Cascade cannot agree to a contract, document or oral request containing language that could be interpreted as an attempt by any country to enforce a boycott.  This requirement includes not only specific agreements, but also declining, for boycott reasons, to consider a financial or commercial opportunity in a boycotted country.  Even providing information on business relationships with the country being boycotted may constitute a violation of U.S. law.

Cascade must immediately report boycott requests even when we do not respond.  You must immediately report any request for boycott-related information or receipt of boycott-related documents to the Chief Financial Officer or Vice President – Finance.

THE FOREIGN CORRUPT PRACTICES ACT (“FCPA”)

The Foreign Corrupt Practices Act (“FCPA”) applies to business transactions both inside the U.S. and in other countries.  Its requirements relate to accurate and complete financial books and records, transactions with foreign government officials and prohibitions from directly or indirectly offering to pay, or authorizing payment to, foreign government officials for the purpose of influencing the acts or decisions of foreign officials. Violation of the FCPA can bring severe penalties and it is mandatory that all employees living or working in foreign countries or dealing with foreign entities become familiar with the FCPA and its requirements.  You should immediately report any questions relating to these matters to Cascade’s Chief Financial Officer, Vice President – Finance or Corporate Legal Counsel.

RESPONSIBILITIES TO BUSINESS PARTNERS, CONTRACTORS & SUPPLIERS

Contractor and supplier relationships must be maintained in a manner consistent with all applicable laws, as well as with good business practices.  Cascade is committed to seeking strong, mutually rewarding business relationships with companies and individuals who can enhance the quality of its products.  Cascade encourages fair competition among potential suppliers, contractors and other vendors, and treats each company or individual with fairness, integrity and without discrimination. The selection of subcontractors, suppliers and vendors must be made on the basis of objective criteria, including quality, technical excellence, price, delivery, adherence to schedules, product or service suitability, maintenance of adequate sources of supply and Cascade’s purchasing policies and procedures.

Individuals who are involved in proposals, bid preparations or contract negotiations must be certain that all statements, communications and representations are accurate and truthful.  You must always employ the highest ethical standards in business practices regarding source selection, negotiation, determination of contract awards, the administration of all purchasing activities and performance in compliance with specifications, requirements and clauses of contracts.

GIFTS & ENTERTAINMENT

To maintain trust in Cascade’s business relationships, you must always act with integrity. The giving or acceptance of inappropriate gifts can undermine business relationships, hurt Cascade’s reputation and put Cascade in legal jeopardy.

You have a responsibility to make sure that all decisions regarding the purchasing of materials, supplies and services are made on the basis of competitive price, quality and performance, and in a way that preserves Cascade’s integrity. Giving or accepting anything of value is inappropriate if it could be reasonably interpreted as an effort to influence a business relationship or decision.

The difference between a gift and a bribe is a question of intent. It is impermissible to accept or request any form of kickback or bribe.  A bribe or a kickback includes any item or favor provided for the purpose of improperly obtaining favorable treatment or seeking a competitive advantage.

In certain situations or on certain occasions, small gifts of nominal value may be presented by Cascade employees to suppliers, customers or potential customers, such as specialty advertising items bearing the corporate logo, tickets to local sports, civic or cultural events, restaurant meals or refreshments.

Standards governing the acceptance of gifts from suppliers or their agents mirror those relating to the giving of gifts to Cascade customers and potential customers, in that acceptance of a significant gift could be construed as improperly influencing the selection of a vendor or the awarding of a contract.  It is not necessary to give gifts in order to do business with Cascade.  Gifts of nominal value may be accepted on an infrequent basis, such as during the holiday season, as a reasonable business courtesy.  Routine entertainment by suppliers that is business related - such as business meals, entertainment, recreation, sports outings or cultural events - is acceptable; however, you must obtain your supervisor’s approval.  It is not acceptable to solicit gifts, gratuities or business courtesies for personal benefit or the benefit of a Cascade employee, family member or friend.  Gifts should not be accepted from a supplier or potential supplier during, or in connection with, contract negotiations.  Accepting cash or cash equivalents - including checks, money orders, vouchers, gift certificates, loans, stock or stock options - is not acceptable.

If you receive gifts or favors, you must immediately notify your supervisor or other points of contact.  In some circumstances, you may be required to return the gift with a letter explaining Cascade policy or, if a gift is perishable or impractical to return, you may be required to distribute it to employees or donate it to charity, with a letter of explanation to the donor.

Employees who do business in certain countries often become aware of customs involving the exchange of gifts or the payment of certain fees.  It is Cascade’s policy to comply with all applicable laws on these matters, particularly the Foreign Corrupt Practices Act.  This law restricts payments to officials of foreign governments, political parties and candidates for office.

Ultimately, you must exercise prudent business judgment in deciding which situations are unacceptable.  If there is ever any doubt as to the acceptability of any gift or entertainment activity, consult your supervisor or other points of contact.

Further guidance regarding gifts and entertainment can be found in the Company’s Travel and Expense Policy.

RESPONSIBILITIES TO OUR COMMUNITIES: ENVIRONMENTAL PROTECTION

Cascade is an environmentally responsible company and operates its facilities in compliance with applicable environmental, health and safety regulations and in a manner that has the highest regard for the safety and well being of its employees and the general public.

Necessary permits, approvals and controls are maintained at all Cascade facilities and Cascade strives to improve products, packaging and manufacturing operations to minimize their environmental impact.

You are responsible for complying with all applicable environmental laws, regulations and Cascade policies and to diligently follow the proper procedures with respect to the handling and disposal of hazardous materials.  Cascade insists that its suppliers and contractors also follow appropriate environmental laws and guidelines.  If you have questions or concerns relating to Cascade’s environmental compliance requirements or activities, you should contact your local Safety/Environmental Manager, Plant Manager, or any point of contact listed at the back of this Code.

NEWS MEDIA INQUIRIES

Providing clear and accurate information to the media and general public maintains Cascade’s integrity in its relationships with the public.  Requests for financial or business information about Cascade from the media, press, financial community or the public must be submitted in writing for review and approval to the Chief Financial Officer or Vice President - Finance.  Requests for information or other contacts from the Securities & Exchange Commission, the New York Stock Exchange or other regulators must all be referred to Cascade’s Corporate Legal Counsel, Chief Financial Officer and Vice President - Finance.  It is critical that you not respond to any such inquiry or contact yourself because any inappropriate or inaccurate response, even a denial or disclaimer of information, may result in adverse publicity and could otherwise seriously affect Cascade’s legal position.

Requests for interviews relating to Cascade or its affairs, or the issuance of any press releases, must be reviewed and approved in advance by the Chief Financial Officer.

GOVERNMENT INQUIRIES

Cascade occasional receives requests for information from government agencies.  It is Cascade’s policy to answer all proper inquiries promptly and truthfully.  Any information request from someone representing a government agency must be referred to your Plant or General Manager and to the Chief Financial Officer or Vice President – Finance.

PUBLIC ACTIVITIES

Cascade is committed to understanding the particular needs of the communities in which it operates and is proud of its contribution to the economic and social development of those locations.  Cascade encourages its employees to become actively involved in the life of the communities in which Cascade operates.  Cascade employees are free to:

•                  Support community, charitable, religious or political organizations

•                  Support causes of their choice

•                  Endorse an event, product or service

•                  Provide testimonials

You must not use your job title or affiliation in connection with such support, endorsement or testimonial without approval from the Chief Operating Officer or Chief Financial Officer.  You also must make it clear that your views and actions do not necessarily represent those of Cascade.  If you author an article or other publication and plan to be identified as a Cascade employee, you must submit a written copy of the article or publication for review and approval from the Chief Operating Officer or Chief Financial Officer.  No Cascade employee may pressure another employee to express a view that is contrary to a personal belief or to contribute to or support a political, religious or charitable cause.

CODE OF ETHICS CONTACTS

Cascade Corporation Officers

Corporate Address:	2201 N.E. 201st Avenue
Fairview, Oregon 97024

Robert C. Warren, President and Chief Executive Officer

Telephone:  (503) 669-6725

Email:  rwarren@cascorp.com

Terry H. Cathey, Chief Operating Officer

Telephone:  (503) 669-6793

Email:  tcathey@cascorp.com

Richard S. Anderson, Chief Financial Officer

Telephone:  (503) 669-6329

Email:  aanderso@cascorp.com

Gregory S. Anderson, Senior Vice President – Human Resources

Telephone:  (503) 669-6708

Email:  ganderso@cascorp.com

Joseph G. Pointer, Vice President – Finance and Secretary

Telephone:  (503) 669-6727

Email:  jpointer@cascorp.com

Jeffrey K. Nickoloff, Vice President – Corporate Manufacturing

Telephone:  (503) 669-6223

Email:  jnickolo@cascorp.com

Charlie S. Mitchelson, Vice President and Managing Director – Europe

Telephone:  011-31-36-549-2911

Email:  cmitchel@cascorp.com

Anthony F. Spinelli, Vice President – OEM Products

Telephone:  (519) 763-3675

Email:  aspinell@cascorp.com

Michael E. Kern, Corporate Vice President MHP Marketing and Sales

Telephone:  (503) 669-6790

Email:  mkern@cascorp.com

John A. Cushing, Treasurer

Telephone:  (503) 669-6705

Email:  jcushing@cascorp.com

Cascade’s Corporate Legal Counsel

Jack B. Schwartz

Newcomb, Sabin, Schwartz & Landsverk

111 S.W. Fifth Avenue, Suite 4040

Portland, Oregon 97204

Telephone:  (503) 228-8446

Email:  jschwartz@nsslaw.com

Cascade’s Compliance Website (1):

www.Ethicspoint.com

Cascade’s Compliance Telephone Hotline (1)

888-662-7878 (available 24 hours a day, 7 days a week, toll free)

(1) Information relating to the Compliance Website or Telephone Hotline can be obtained on the Cascade Corporation website at www.cascorp.com or from your Human Resources Department.